January 23, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event.

Having considered the evolution of the Peruvian economy and Credicorp’s operations in Peru, the Board of Directors of Credicorp Ltd. approved, in its session held on Wednesday January 22, 2014 that from January 1, 2014 onwards the Nuevo Sol Peruano will be the Functional Currency and the currency in which Credicorp’s financial statements will be presented. This decision has been made in accordance with the International Financial Reporting Standards (IFRS), IAS 21 specifically, based on the analysis performed by Credicorp’s Management, which revealed that the Nuevo Sol Peruano has become since 2014 the most relevant currency for Credicorp’s subsidiaries in Peru, and most important, for its main subsidiary, Banco de Credito del Peru.

It is important to mention that this decision does not change the currency (Dollar of the United States of America) in which Credicorp’s equity and the nominal value of its shares are nominated that is also the currency in which the stocks are listed on the New York Stock Exchange (NYSE) and on the Lima Stock Exchange (BVL), in accordance with Credicorp’s Bye-Laws.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/	Mario Ferrari
Stock Market Representative
Credicorp Ltd.